355 Madison Ave Morristown, NJ 07960 P: (973) 538-1194 F: (973) 538-1196 www.boomerangsystems.com We Make Real Estate TM

February 12, 2009

Mr. Brian Cascio
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

VIA EDGAR

Re:  SEC Letter of Comment Dated January 30, 2009
File No.: 000-10176

Dear Mr. Cascio:

In response to your letter dated, January 30, 2009, please be advised that Mr. Elliot Goldberg was the engagement partner of Liebman Goldberg & Drogin LLP, on the September 30, 2008 audit of Boomerang Systems, Inc. It should be noted that Mr. Goldberg was the partner that signed the audit report. As for Mr. Michael R. Drogin, Mr. Drogin did not participate in any level on the Boomerang Systems, Inc. September 30, 2008 audit.

With respect to the staff’s comments, 2 through 16, please be advised that we are reviewing the issues raised with our accountants, and will provide a response within the next 30 days.

If the staff should have any further questions or comments, please do not hesitate to contact the undersigned at 973-538-1194.

Very truly yours,

/s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Chief Financial Officer